MTS Announces Second Quarter 2012 Financial Results

Year over Year Quarterly Revenues Increased 10% and Operating Income Increased 170%

Earnings per Share for the Six Month Period Increased 110% to $0.17

Generated $1 Million of Free Cash Flow during the First Six Months of 2012

Ra’anana, Israel –August 16, 2012 – MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of business support systems (BSS) for comprehensive telecommunication management, telecommunications expense management (TEM) solutions and customer care & billing (CC&B) solutions, today announced its financial results for the second quarter of 2012.

Revenues for the second quarter of 2012 were $3.3 million, compared with $3.0 million in revenues during the same quarter last year and revenues of $3.0 million in the first quarter of 2012. The Company’s operating profit was $517,000 in the second quarter of 2012 compared to an operating profit of $191,000 for the second quarter of 2011 and $280,000 in the first quarter of 2012. Net income for the second quarter was $460,000 or $0.10 per diluted share, compared with net income of $229,000 or $0.05 per diluted share in the second quarter of 2011 and $310,000 or $0.07 per diluted share in the first quarter of 2012. Revenues for the six month period ended June 30, 2012 were $6.3 million, compared with $5.8 million for the comparable period in 2011. Net income for the six months ended June 30, 2012 was $770,000 or $0.17 per diluted share, compared with net income of $362,000 or $0.08 per diluted share in the comparable period in 2011.

As of June 30, 2012, we had cash and marketable securities of $4.3 million as compared to $3.4 million as at December 31, 2011. During the six month period ended June 30, 2012 we had positive operating cash flow of $1.0 million, as compared to positive operating cash flow of $535,000 during the six month period ended June 30, 2011.

“Our second quarter results represent continued improvements in our financial results and indicators as a result of our efforts to develop our Telecom Expense Management opportunities through partners, new customer acquisitions and expanding our existing customer base" said Eytan Bar, CEO of MTS.

"In addition, our company’s Billing and Mobile Virtual Network Operator (MVNO) activity as a managed service has grown and we were able to sign an additional managed service agreement with a new MVNO in the U.S. and we see other opportunities in this market. We are looking forward to improving both our top and bottom line performance," concluded Mr. Bar.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative products and services for comprehensive telecom expense management (TEM) and enterprise mobility management (EMM) solutions, telecom billing solutions used by telecommunication service providers and mobile virtual network operators and enablers (MVNO/MVNE) solutions used by mobile service providers.

The MTS TEM Suite solution enables enterprises to gain visibility and control of strategic fixed and mobile telecom assets, services and IT security policies that drive key business processes and crucial competitive advantage. The MTS cloud, consulting and managed services solutions — including integrated management of invoices, assets, wireless, optimization, usage, mobile device management (MDM), procurement, help desk and bill payment ,along with dashboards and reporting tools — provide professionals at every level of the organization with rapid access to concise, actionable data.

MTS's solutions for telecommunication service providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS provides MVNE service to allow quick launch of new MVNO initiatives in a pay as you grow and revenue share models. In addition, MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO) to rapidly install a full-featured and scalable solution.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong and The Netherlands as well as through OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Company Contact:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.Mualem@mtsint.com

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2012	2011
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,192	$3,269
Restricted cash	242	45
Restricted marketable securities	127	127
Trade receivables, net	684	854
Other accounts receivable and prepaid expenses	143	88
Inventories	7	5

Total current assets	5,395	4,388

LONG-TERM ASSETS:
Severance pay fund	655	619
Other investments	4	6
Deferred income taxes	31	31

Total long-term assets	690	656

PROPERTY AND EQUIPMENT, NET	204	161

OTHER ASSETS:
Goodwill	3,479	3,479
Other intangible assets, net	873	1,050

Total other assets	4,352	4,529

Total assets	$10,641	$9,734

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2012	2011
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$254	$326
Accrued expenses and other liabilities	2,566	2,354
Deferred revenues	1,937	2,025
Liabilities of discontinued operations	435	435

Total current liabilities	5,192	5,140

LONG-TERM LIABILITIES -
Accrued severance pay	805	762

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	13	13
Additional paid-in capital	19,811	19,773
Treasury shares	(29)	(29)
Accumulated other comprehensive income	(15)	(19)
Accumulated deficit	(15,136)	(15,906)

Total shareholders' equity	4,644	3,832

Total liabilities and shareholders' equity	$10,641	$9,734

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,
	2012	2011	2012	2011
Revenues:
Product sales	$1,753	$2,007	$921	$994
Services	4,511	3,828	2,359	2,044

Total revenues	6,264	5,835	3,280	3,038

Cost of revenues:
Product sales	618	581	351	268
Services	1,613	1,320	795	719

Total cost of revenues	2,231	1,901	1,146	987

Gross profit	4,033	3,934	2,134	2,051

Operating expenses:
Research and development, net of grants from the OCS	704	945	330	470
Selling and marketing	1,043	1,026	519	518
General and administrative	1,489	1,768	768	872

Total operating expenses	3,236	3,739	1,617	1,860

Operating profit	797	195	517	191
Financial income (expenses), net	(21)	90	(53)	31
Capital gain on sale of investment	-	78	-	1

Income before taxes on income	776	363	464	223
Tax on income (benefit), net	6	1	4	(6)

Net income	$770	$362	$460	$229

Net Income per share:

Basic and diluted net income per Ordinary share	$0.17	$0.08	$0.10	$0.05

Weighted average number of Ordinary shares used in computing basic and diluted net income per share	4,459,057	4,459,057	4,459,057	4,459,057